FRUTAROM
FOUNDED 1933

02 AUG 15 AM 12:53

July 29, 2002

02049174

File No. 82-4357

Securities Authority
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Registrar of Companies
P.O.B. 767
Jerusalem

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

SUPPL

Dear Madam / Sir,

Re: Immediate Report

Please be informed that the following interested party has purchased Frutarom Industries Ltd. shares on the Tel Aviv Stock Exchange, as follows:

Frutarom Trust Ltd.

Date	Amount	Rate
May 5, 2002	-2,516	
May 15, 2002	15,000	521
June 3, 2002	-8,266	
June 30, 2002	2,500	460
July 7, 2002	-65,820	
July 8, 2002	-25,194	
July 17, 2002	14,000	475
July 21, 2002	8,000	470
July 22, 2002	9,843	470
July 23, 2002	16,000	465
July 24, 2002	6,000	460

After these transactions, Frutarom Trust Ltd. holds 856,541 shares which is 2.087% of the share capital.

Sincerely yours,

(Mrs.) Tamar Brand Shamir, Adv.
Corporate Secretary

FRUTAROM INDUSTRIES LTD.
HEADQUARTERS P.O. BOX 10067, HAIFA 26110, ISRAEL
TEL: 972-4-8462462 FAX: 972-4-8722517
EMAIL: info@frutarom.com INTERNET: http://www.frutarom.com
HERZLIA OFFICE TEL: 972-9-9505607 FAX: 972-9-9543202

SUBSIDIARY OF
ICC INDUSTRIES INC.

July 28, 2002

Securities Exchange Commission
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Companies Registrar
P.O.B. 767
Jerusalem

Dear Madam / Sir,

Re: Immediate Report

Following are the decisions made at the Special General Meeting of the Company held on Thursday, July 25, 2002:

1. Distribution of a dividend
   a. To distribute a dividend to the Company's shareholders, in accordance with the Board of Directors' recommendation, in the amount of NIS 6,853,906 (NIS 0.167 per share).
   b. The date to serve for the purpose of determining the shareholders entitled to receive the dividend (hereinafter: "the Record Date") is hereby set at August 6, 2002. The trading ex dividend date will be August 7, 2002. The date on which the dividend will be paid (hereinafter: "the Payment Date") will be August 20, 2002.
   c. Registered shareholders entitled to a dividend of less than NIS one hundred (100), will not be sent a check. The total amount of the dividend due to such shareholders will be held by the Company for a period of 12 months from the date on which the dividend is declared. Following the 12 months stated, the Company will be entitled, at the discretion of the Board of Directors, to invest or use the amount that remains unclaimed to the Company's benefit, as it sees fit. Unclaimed dividends will not accrue any interest or linkage whatsoever.
   d. Dividends due to registered shareholders who are not citizens of Israel will be paid in US dollars, according to the known exchange rate on the day of payment.
   e. The average withholding tax rate for each individual resident in Israel for the dividend stands at 16.9%. The rate for an Israeli company is 12.15%.
2. To change Clauses 56 (IV) and 101 of the Company's Articles of Association, as follows.

56. ....

IV. Routine business shall include only business of the following classes transacted at an Annual General Meeting, that is to say:

(a) Considering and adopting the accounts, the reports of the Directors and Auditors, and other documents required to be annexed to the accounts;
(b) Appointing Auditors and fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed;
(c) Appointing or reappointing Directors to fill vacancies arising at the meeting on retirement by rotation or otherwise.

101. The Directors may declare dividends and fix the time of payment to Members according to their rights and interests.

Sincerely yours,

Tamar Brand Shamir, Adv.
Company Secretary